UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. __)
Under the Securities Exchange Act of 1934
Inspired Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45782N108

(CUSIP Number)

Mark Harford
Vitruvian Partners LLP
105 Wigmore Street
London W1U 1QY
+44 (0) 20 7518 2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Manuel A. Miranda, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

December 23, 2016

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON LANDGAME S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 10,048,344 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 10,048,344 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,048,344 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This number does not take into account shares of common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc. (the “Company”) held by other stockholders party to the Stockholders Agreement (defined below), pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.
(2)	The percentage set forth in row (13) is based on 20,199,391 outstanding shares of Common Stock on December 23, 2016, as disclosed in the Company’s Form 8‑K dated December 23, 2016 and filed with the Securities and Exchange Commission on December 30, 2016.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VITRUVIAN I LUXEMBOURG S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 10,048,344 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 10,048,344 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,048,344 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.
(2)	The percentage set forth in row (13) is based on 20,199,391 outstanding shares of Common Stock on December 23, 2016, as disclosed in the Company’s Form 8‑K dated December 23, 2016 and filed with the Securities and Exchange Commission on December 30, 2016.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 5,918,475 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 5,918,475 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,918,475 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.
(2)	The percentage set forth in row (13) is based on 20,199,391 outstanding shares of Common Stock on December 23, 2016, as disclosed in the Company’s Form 8‑K dated December 23, 2016 and filed with the Securities and Exchange Commission on December 30, 2016.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 2,130,249 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 2,130,249 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,249 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.
(2)	The percentage set forth in row (13) is based on 20,199,391 outstanding shares of Common Stock on December 23, 2016, as disclosed in the Company’s Form 8‑K dated December 23, 2016 and filed with the Securities and Exchange Commission on December 30, 2016.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I NOMINEES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 10,048,344 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 10,048,344 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,048,344 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.
(2)	The percentage set forth in row (13) is based on 20,199,391 outstanding shares of Common Stock on December 23, 2016, as disclosed in the Company’s Form 8‑K dated December 23, 2016 and filed with the Securities and Exchange Commission on December 30, 2016.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VITRUVIAN PARTNERS LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 10,048,344 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 10,048,344 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,048,344 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

(1)	This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.
(2)	The percentage set forth in row (13) is based on 20,199,391 outstanding shares of Common Stock on December 23, 2016, as disclosed in the Company’s Form 8‑K dated December 23, 2016 and filed with the Securities and Exchange Commission on December 30, 2016.

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc., a Delaware corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended.  The address of the principal executive offices of the Company is 250 West 57th Street, New York NY 10107.

Item 2. Identity and Background.
(a) This statement is filed by:
(i) Landgame S.à r.l., a Luxembourg société à responsabilité limitée (“Landgame”);
(ii) Vitruvian I Luxembourg S.à r.l., a Luxembourg société à responsabilité limitée (“Vitruvian Luxembourg”) and sole shareholder of Landgame;
(iii) VIP I Nominees Limited, an England and Wales limited liability company (“VIP Nominees”) and in its capacity as nominee for and on behalf of certain English limited partnerships, including VIP I A and VIP I B (each defined below) (collectively, the “Funds”), and sole shareholder of Vitruvian Luxembourg;
(iv) VIP I A L.P., an England and Wales limited partnership (“VIP I A”);
(v) VIP I B L.P., an England and Wales limited partnership (“VIP I B”); and
(vi) Vitruvian Partners LLP, an England and Wales limited liability partnership (“Vitruvian Partners”), general partner of each of the Funds, including VIP I A and VIP I B, and sole shareholder of VIP Nominees.
Landgame, Vitruvian Luxembourg, VIP Nominees, VIP I A, VIP I B and Vitruvian Partners are hereinafter sometimes collectively referred to as the “Reporting Persons.”
Set forth on Appendix A are the names of the members of Vitruvian Partners and the directors and officers of Landgame and Vitruvian Luxembourg (collectively, the “Covered Persons”).  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
(b) The address of the principal business office of VIP Nominees, VIP I A, VIP I B and Vitruvian Partners is 105 Wigmore Street, London W1U 1QY and the address of the principal business office of Landgame and Vitruvian Luxembourg is 1, rue Hildegard von Bingen, L-1282 Luxembourg.  The address of the principal business office of each of the Covered Persons is set forth on Appendix A.

(c) The principal business of Vitruvian Partners is to serve as the investment manager and general partner of the Funds, including VIP I A and VIP I B.  The principal business of VIP I A and VIP I B is to make investments into Vitruvian Luxembourg, the principal business of VIP Nominees is to hold the equity interests of Vitruvian Luxembourg as nominee for the Funds, including VIP I A and VIP I B, the principal business of Vitruvian Luxembourg is to hold the equity interests of Landgame and other investments of the Funds, including VIP I A and VIP I B, and the principal business of Landgame is to hold the shares of Common Stock.  The principal occupation of each of the Covered Persons is set forth on Appendix A.

(d) None of the Reporting Persons nor any of the Covered Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, general partners or managing members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons nor any of the Covered Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, general partners or managing members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship of each of the Covered Persons is set forth on Appendix A.
Item 3. Source and Amount of Funds or Other Consideration.
The 10,048,344 shares of Common Stock held by Landgame reported in this Schedule 13D were obtained in connection with the transactions consummated pursuant to the Share Sale Agreement, dated as of July 13, 2016 (the “Share Sale Agreement”), by and among the Company, the Vendors named on Schedule 1 thereto, DMWSL 633 Limited, DMWSL 632 Limited and Gaming Acquisitions Limited.  Pursuant to the Share Sale Agreement, the Company consummated the business combination (the “Business Combination”) pursuant to which the Company acquired all of the outstanding equity and shareholder loan notes of DMWSL 633 Limited. The Share Sale Agreement provided for a transaction value for the Business Combination of £200 million (approximately $264 million) (which included 11,801,869 shares of Common Stock (at an assumed price of $10.00/share) issued at the closing of the Business Combination) and an earn-out of up to 2,500,000 shares of Common Stock to be issued based upon the performance of the business in certain jurisdictions through September 30, 2018 (at an assumed price of $10.00/share) (the “Earn-Out”).
Item 4. Purpose of Transaction.
The acquisition of the securities set forth in this Schedule 13D is for investment purposes only.
In connection with the closing of the Business Combination, Landgame entered into that certain Stockholders Agreement with the Company, Hydra Industries Sponsor LLC, MIHI LLC, and the other Vendors party thereto.  The Stockholders Agreement provides, among other things, for the composition of the Company’s board of directors following the Business Combination (including Landgame’s right to designate directors) and certain related matters, which are described under Item 6 below and incorporated herein by reference.
The Reporting Persons are engaged in the investment business.  From time to time, one or more of the Reporting Persons may make further acquisitions of shares of Common Stock or dispose of any or all of the shares of Common Stock beneficially owned by the Reporting Persons at any time, including pursuant to the Earn-Out.  Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  The Reporting Persons may also enter into hedging or derivative transactions with respect to securities of the Company, including shares of Common Stock.
Except as set forth herein including pursuant to the Earn-Out, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D.  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.
Item 5. Interest in Securities of the Issuer.
(a) As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The number of shares each of the Reporting Persons beneficially owns does not take into account shares of Common Stock held by the other stockholders party to the Stockholders Agreement, pursuant to which the stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company as described in Item 6.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 20,199,391 shares of Common Stock reported to be outstanding as of December 23, 2016 by the Company in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 30, 2016.
(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Stock reported herein.
(c) Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.
(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Share Sale Agreement
On July 13, 2016, Landgame entered into the Share Sale Agreement.  On December 23, 2016 (the “Closing Date”), the Company consummated the Business Combination pursuant to which the Company acquired all of the outstanding equity and shareholder loan notes of DMWSL 633 Limited.  The Share Sale Agreement provided for a transaction value for the Business Combination of £200 million (approximately $264 million) (which included 11,801,869 shares of Common Stock (at an assumed price of $10.00/share) issued at the closing of the Business Combination) and an Earn-out of up to 2,500,000 shares of Common Stock to be issued based upon the performance of the business in certain jurisdictions through September 30, 2018 (at an assumed price of $10.00/share).  Landgame received 10,048,344 shares of Common Stock at closing and may receive up to 2,127,500 shares of Common Stock as Earn-Out consideration. The number of shares of Common Stock to be issued as Earn-Out consideration will equal the product of 2,500,000 multiplied by a fraction the numerator of which is EBITDA in respect of operations undertaken in relation to China, Colombia, Greece, Norway, Spain and Ukraine for the twelve‑month period ending September 30, 2018 and the denominator of which is £15 million; provided, that the number of shares will be reduced by the aggregate number of shares having a market value equal to the excess of capital expenditures in the applicable jurisdictions over £14.3 million.
A copy of the Share Sale Agreement is attached to this Schedule 13D as Exhibit 1 and is incorporated herein by reference in its entirety.

Stockholders Agreement
On the Closing Date, Landgame entered into that certain Stockholders Agreement with the Company, Hydra Industries Sponsor LLC (the “Hydra Sponsor”), MIHI LLC (“MIHI”), and the other Vendors party thereto (the “Stockholders Agreement”).  The Stockholders Agreement provides, among other things, for the composition of the Company’s board of directors following the Business Combination and certain related matters, as described below.
Pursuant to the Stockholders Agreement, the board of directors will initially be comprised of seven (7) directors designated as follows:
(i)          Three (3) directors designated by Landgame, provided, that (A) the number of designees will be reduced to two (2) directors at such time as Landgame and its affiliates hold less than thirty percent (30%) but at least fifteen percent (15%) or more of all outstanding shares of Common Stock, (B) the number of designees will be reduced to one (1) director at such time as Landgame and its affiliates hold less than fifteen percent (15%) but at least five percent (5%) or more of all outstanding shares of common stock, and (C) Landgame will have no right to designate any director at such time as Landgame and its affiliates in the aggregate hold less than five percent (5%) of all outstanding shares of common stock.  At least two out of three designees, or one out of two designees, must be “independent” as defined in the listing standards of the Nasdaq Capital Market (or other United States national securities exchange on which the Common Stock is listed, if any) and applicable law (the “Independence Qualification”); for the avoidance of doubt, if Landgame and its affiliates are only entitled to one designee, such designee shall not be required to satisfy the Independence Qualification.
(ii)          One (1) director who shall be the then-current Chief Executive Officer of the Company for so long as such person is the Chief Executive Officer of the Company.
(iii)          One (1) director designated by the Hydra Sponsor, provided, that the Hydra Sponsor shall have no right to designate any director at such time as the Hydra Sponsor and its affiliates in the aggregate holds less than five percent (5%) of all outstanding shares of Common Stock.
(iv)          The remaining two (2) directors designated jointly by MIHI and the Hydra Sponsor; provided, that MIHI and the Hydra Sponsor shall have no right to designate such designees at such time as MIHI and the Hydra Sponsor in the aggregate hold less than five percent (5%) of all outstanding shares of Common Stock.  The designees must satisfy the Independence Qualification to the extent necessary to ensure that a majority of all directors satisfy the Independence Qualification.
The Company will, at any annual or special meeting of stockholders of the Company at which directors are to be elected, subject to certain requirements, nominate the designees for election to the board of directors and use all commercially reasonable efforts to cause the designees to be elected as directors.  Any designee shall be reasonably acceptable to the board of director’s Nominating and Corporate Governance Committee.
No director may be removed from the board of directors (for any reason) except at the written direction of the stockholder or stockholders entitled to designate such director, which stockholder will thereupon be entitled to designate an alternative director to fill the vacancy; provided, however, that at least 50% of the directors (excluding the director subject to potential removal) may (i) remove a director for cause and (ii) remove the Chief Executive Officer Designee at any time when such Person is no longer serving as the Chief Executive Officer of the Company and elect the then-current Chief Executive Officer of the Company as the new Chief Executive Officer Designee.  In the event of any vacancy on the board of directors, whether created by the removal, resignation, death, disability or retirement of a director or otherwise, the board of directors shall promptly elect to the board of directors a replacement director designated by the stockholder or stockholders entitled to designate such director, subject to the fulfillment of certain requirements. If the number of directors that a stockholder has the right to designate to the board of directors is decreased, then such stockholder shall designate one of more of such stockholder’s designees to resign, or be removed, from the board of directors.
Subject to applicable law and the listing standards of the Nasdaq Capital Market (or other United States national securities exchange on which the Common Stock is listed, if any) and applicable law, the Company will offer the designees an opportunity to sit on each regular committee of the board of directors in relative proportion to the number of designees on the board of directors.  If a designee fails to satisfy the applicable qualifications under law or stock exchange listing standard to sit on any committee of the board of directors, then the board of directors shall offer such designee the opportunity to attend (but not vote) at the meetings of such committee as an observer.
MIHI, for so long as it holds at least five percent (5%) of all outstanding shares of common stock, shall be entitled to designate one (1) person to attend, as a non-voting observer, all meetings (including telephonic meetings) of the board of directors and any committees thereof.
The presence of a majority of the directors (with at least one (1) director designated by Landgame and one (1) director designated jointly by MIHI and the Hydra Sponsor present, for so long as Landgame or MIHI and the Hydra Sponsor jointly (as the case may be) have the right to designate one (1) or more directors) shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the board of directors.
For so long as Landgame and its affiliates own at least five percent (5%) of all outstanding shares of Common Stock, the Company will permit Landgame to visit and inspect any of the properties of the Company and its subsidiaries, to examine all its books of account, records, reports and other papers, and to discuss its affairs, finances and accounts with its officers, directors, key employees and independent public accountants or any of them, all at such reasonable times and as often as may be reasonably requested, subject to reasonable confidentiality restrictions.
Each stockholder undertakes, to each other stockholder and to the Company, that for a period of one hundred and eighty (180) days after the Business Combination it shall not at any time transfer any or all of its shares, except to a customary permitted transferee of such stockholder.
A copy of the Stockholders Agreement is filed with this Schedule 13D as Exhibit 2 and is incorporated herein by reference in its entirety.
Registration Rights Agreement
On the Closing Date, Landgame entered into a Registration Rights Agreement, with the Company and the other Vendors party thereto (the “Registration Rights Agreement”), pursuant to which, among other things, the Company is obligated to file one or more resale “shelf” registration statements under the Securities Act of 1933, as amended (the “Securities Act”), to register the shares of Common Stock (and other registrable securities) issued in the Business Combination to the Vendors.
The Registration Rights Agreement provides that at any time and from time to time, holders of at least a majority in interest of the then outstanding number of shares of Common Stock (and other registrable securities) held by the holders may make a written demand for registration under the Securities Act for all or part of such shares, in which case the Company is to effect such registration as soon as practicable, but not more than 45 days after such demand (or 90 days in the event the Securities Exchange Commission reviews and has written comments on the registration statement).  The Company will not be obligated to effect more than three such registrations for each requesting holder.  The Registration Rights Agreement will also provide for unlimited “piggyback” rights to register shares of Common Stock under any registration statement otherwise filed by the Company (with certain limited exceptions), and for unlimited registration of shares of Common Stock (and other registrable securities) on Form S-3 or any similar “short-form” registration statement that may be available at the time.  The expenses of the registration will be borne by the Company (although incremental selling expenses such underwriters’ commissions and discount and brokerage fees will be borne by the selling holders).
The Registration Rights Agreement contains certain customary provisions regarding such matters as the possible participation of other security holders, potential reduction of shares registered in an underwritten offering or in a piggyback registration, the Company’s right to temporarily defer registration under certain specified circumstances, the Company’s indemnification of selling holders of shares of Common Stock (and other registrable securities) against certain potential claims arising under the Registration Statement, and other matters.
A copy of the Registration Rights Agreement is filed with this Schedule 13D as Exhibit 3 and is incorporated herein by reference in its entirety.
Joint Filing Agreement
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement on Schedule 13D, and any amendment or amendments hereto.
Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Company.
Item 7. Material to be filed as Exhibits.
Exhibit No.          Description
1
Share Sale Agreement, dated as of July 13, 2016, by and among the Company, the Vendors named on Schedule 1 thereto, DMWSL 633 Limited, DMWSL 632 Limited and Gaming Acquisitions Limited (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed by the Company on December 30, 2016)

2
Stockholders Agreement, dated as of December 23, 2016, by and among the Company, Hydra Industries Sponsor LLC, Macquarie Sponsor, and the Vendors party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company on December 30, 2016)

3
Registration Rights Agreement, dated as of December 23, 2016, by and among the Company and the Vendors party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company on December 30, 2016)

4	Joint Filing Agreement, dated as of December 31, 2016, by and among the Reporting Persons

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: December 31, 2016	Landgame S.à r.l.
By: /s/ Gaël Sausy
Name: Gaël Sausy
Title: Manager B
Vitruvian I Luxembourg S.à r.l.
By: /s/ Gaël Sausy
Name: Gaël Sausy
Title: Manager B
VIP I Nominees Limited
By: Vitruvian Partners LLP, its director
By: /s/ Philip Moritz Russmeyer
Name: Philip Moritz Russmeyer
Title: Partner
VIP I A L.P.
By: Vitruvian Partners LLP, its general partner
By: /s/ Philip Moritz Russmeyer
Name: Philip Moritz Russmeyer
Title: Partner
VIP I B L.P.
By: Vitruvian Partners LLP, its general partner
By: /s/ Philip Moritz Russmeyer
Name: Philip Moritz Russmeyer
Title: Partner
Vitruvian Partners LLP
By: /s/ Philip Moritz Russmeyer
Name: Philip Moritz Russmeyer
Title: Partner

Appendix A
Covered Persons
Name	Position(s)	Principal Business Address	Principal Occupation/ Principal Business	Citizenship/ Place of Organization
Michael Adam Risman	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom
Mark John Harford	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom
David Louis Nahama	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United States of America
Torsten Claus Winkler	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Germany
Stephen James Byrne	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Republic of Ireland
Benjamin Clark Johnson	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom
Philip Moritz Russmeyer	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Germany

Name	Position(s)	Principal Business Address	Principal Occupation/ Principal Business	Citizenship/ Place of Organization
Vitruvian Directors I Limited	(1) A Manager of Landgame S.à r.l (2) A Manager of Vitruvian I Luxembourg S.à r.l. (3) Director of Vitruvian Directors II Limited (4) Director of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Corporate Director	England and Wales
Vitruvian Directors II Limited	(1) Director of Vitruvian Directors I Limited (2) Director of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Corporate Director	England and Wales
Gael Sausy	(1) B Manager of Landgame S.à r.l. (2) B Manager of Vitruvian I Luxembourg S.à r.l.	c/o Landgame S.à r.l. 1, rue Hildegard von Bingen, L-1282 Luxembourg	Divisional Director, Alter Domus Luxembourg	France
Dominique Robyns	(1) B Manager of Landgame S.à r.l. (2) B Manager of Vitruvian I Luxembourg S.à r.l.	c/o Landgame S.à r.l. 1, rue Hildegard von Bingen, L-1282 Luxembourg	Chairman, Alter Domus Group	Belgium

Name	Position(s)	Principal Business Address	Principal Occupation/ Principal Business	Citizenship/ Place of Organization
Robert James Sanderson	(1) Director and Secretary of Vitruvian Directors I Limited (2) Director and Secretary of Vitruvian Directors II Limited (3) Director and Secretary of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Chartered Accountant	United Kingdom
Vitruvian Partners Limited	(1) Director of Vitruvian Directors I Limited (2) Vitruvian Directors II Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Private Equity services manager	England and Wales
Vitruvian Partners LLP	Director of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	See Item 2(c)	England and Wales